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Women-owned
Bywater & The Bakeshop

Bakery

54 State St
Warren, RI 02885
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
Bywater & The Bakeshop is seeking investment to expand our operations and fuel growth to accommodate for increased demand.
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INVESTOR PERKS

Bywater & The Bakeshop is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Beta Tester Invest $500 or more to qualify. 24 of 24 remaining

Try out new Bakeshop goodies, including pantry items and gifts, breads, seasonal pastries, new latte flavors, and more. We'll send you a text when there's a new treat to be tried, let's say once every 3-6 weeks. Good for the first six months of The Bakeshop's new lease on life. The only caveat: you have to let us know what you think!

Coffee Club Invest $1,000 or more to qualify. 12 of 12 remaining

A bag of beans each month from an artisan coffee roaster! Coffee Club subscriptions enable us to take risks and order funky / fermented / weird / cool beans that the roasters are really into (in other words: nerd out). Investors at this level get a complimentary subscription to Coffee Club for 1 year.

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BYWATER'S STORY

Bywater opened in the summer of 2015, at the beginning of Rhode Island's growth into a food and dining destination. Founder/owner Katie came from a background in farmer's markets and fine-dining restaurants to the quirky, midcentury garage space in Warren's downtown with the dream of running a neighborhood hang-out... one that had cultural and community relevance, and a sense of place.

First 2 years of business operations exceeded original sales projections by 20%
After the Covid19 shutdown, Bywater quickly pivoted to takeout, retail, corporate gifting, prepared meals, and even opened a bakery.
After opening The Bakeshop and hiring chef Luke Mersfelder, post-pandemic revenue surpassed pre-Covid numbers by nearly 20%
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THE BAKESHOP AT BYWATER
Previous
Next
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2015
Opened

Bywater opened in early summer, growing steadily between 2015-2019.

2020-21
Opened

In response to the pandemic, Bywater launched several offshoots: prepared foods, corporate gifting/retail, and The Bakeshop, a cafe pop-up offering sourdough breads, European-style pastries, and artisanal roasted coffee and espresso.

2023
Capital Raise

With Covid-shutdown protocols behind us and Bywater's dining room open to full capacity, it's clear that a) we need more space! and b) The Bakeshop deserves its own home. We will share resources and be able to enhance every aspect of what we serve, in both locations.

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PRESS
Bywater Bakeshop is Warren's Newest Corner Bakery - Rhode Island Monthly

Bywater restaurant turned its Bakeshop side hustle into a permant fixture offering coffee and fresh baked goods in downtown Warren, Rhode Island.

These three Rhode Island restaurants make 'best' of Yelp and OpenTable

Restaurants in Warren, Tiverton and Newport are on Yelp and OpenTable's 100 best lists

Warren, R.I., is where it's at - The Boston Globe

Providence gets all the accolades, but for my money and time, I'd head to this tiny town of 10,000 on the East Bay that attracts artists and artisans and their supporters.

How to Spend 24 Food-Filled Hours in Warren, Rhode Island

Wieners, coffee cabinets, fried seafood, and lots more

Baking Up a Dream

Katie Dickson has been at the helm of Warren's popular State Street restaurant bywater since it opened in 2015. With a menu highlighting local, seasonal fare and the flavors and tastes from trips abroad, a following grew, along with a very talented staff. Last year Dickson followed her desire to expand the restaurant and pursue her dream of a bakeshop with "flavorful dark sticky sourdough bread," as she had experienced it in her widespread travels. Thus three sourdoughs—pan loaf, baguette and a seasonal boule—are the cornerstone of bywater Bakeshop, with Benny Hayes as head baker.

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Q&A
Why are you raising capital and why is now a good time?

There are two key components to securing Bywater's financial health in this new, post-pandemic climate: diversifying our revenue/cost-sharing with a daytime revenue stream, and shedding some lingering debt from before and during the Covid era. In 2021-22, we saw major growth and identified our pain points - lack of space/storage being top of the list. Our daytime bakery business was a wonderful addition to the community and a solid business model; now is the time to give it space to grow, and simultaneously solve Bywater's space problem. The Bakeshop has only been "paused" as a revenue stream since fall 2022, so now is the time to re-launch without losing any momentum, and while our services and products are still fresh in our guests' minds.

What is your background? How did you get into the industry?

Katie got bitten by the local food bug while still an undergrad, working for Seven Stars Bakery at local farmer's markets and at the locally-sourced Venetian-inspired restaurant, Bacaro. After graduating (during the recession!) and moving Rhode Island's East Bay, she opened a gift shop with a strong culinary bent (cookbooks and pantry gifts), and moonlighted at Persimmon Restaurant as a server and bartender. It was so fun to engage with customers during the day in the food and gift retail space, and then at night to get to serve interesting wines, create cocktails, and learn the finer points of hospitality in fine dining.

What are the main challenges for this businesses?

The restaurant industry is an ancient trade, but operating a small business in the modern USA has unique challenges. How to pay people fairly and ensure their basic needs are met in a culture that values individualism, sees healthcare as a perk, not a right, and still practices tipping as a legitimate labor cost strategy? Figuring our way out of these challenges is incredibly motivating, but comes with hardship as we shoulder the high costs of labor, ethical/sustainable ingredients, and environmental stewardship.

Who is your biggest inspiration?

When I need to feel refreshed (or re-focused) in this business, I reach for the bookshelf: the honest and sensual biography of Alice Waters & Chez Panisse by Thomas McNamee; Animal, Vegetable, Miracle by Barbara Kingsolver; the poetry of Mary Oliver; the artwork and gentle guidance of Jacques Pepin; the knife-sharp essays of Anthony Bourdain. And of course, the seasonally driven word-feasts that are the books of Nigel Slater, who reminds me why I love food and serving it to others.

Why are you raising capital and why is now a good time?

There are two key components to securing Bywater's financial health in this new, post-pandemic climate: diversifying our revenue/cost-sharing with a daytime revenue stream, and shedding some lingering debt from before and during the Covid era. In 2021-22, we saw major growth and identified our pain points - lack of space/storage being top of the list. Our daytime bakery business was a wonderful addition to the community and a solid business model; now is the time to give it space to grow, and simultaneously solve Bywater's space problem. The Bakeshop has only been "paused" as a revenue stream since fall 2022, so now is the time to re-launch without losing any momentum, and while our services and products are still fresh in our guests' minds.

What is your background? How did you get into the industry?

Katie got bitten by the local food bug while still an undergrad, working for Seven Stars Bakery at local farmer's markets and at the locally-sourced Venetian-inspired restaurant, Bacaro. After graduating (during the recession!) and moving Rhode Island's East Bay, she opened a gift shop with a strong culinary bent (cookbooks and pantry gifts), and moonlighted at Persimmon Restaurant as a server and bartender. It was so fun to engage with customers during the day in the food and gift retail space, and then at night to get to serve interesting wines, create cocktails, and learn the finer points of hospitality in fine dining.

What are the main challenges for this businesses?

The restaurant industry is an ancient trade, but operating a small business in the modern USA has unique challenges. How to pay people fairly and ensure their basic needs are met in a culture that values individualism, sees healthcare as a perk, not a right, and still practices tipping as a legitimate labor cost strategy? Figuring our way out of these challenges is incredibly motivating, but comes with hardship as we shoulder the high costs of labor, ethical/sustainable ingredients, and environmental stewardship.

Who is your biggest inspiration?

When I need to feel refreshed (or re-focused) in this business, I reach for the bookshelf: the honest and sensual biography of Alice Waters & Chez Panisse by Thomas McNamee; Animal, Vegetable, Miracle by Barbara Kingsolver; the poetry of Mary Oliver; the artwork and gentle guidance of Jacques Pepin; the knife-sharp essays of Anthony Bourdain. And of course, the seasonally driven word-feasts that are the books of Nigel Slater, who reminds me why I love food and serving it to others.

Why are you raising capital and why is now a good time?

There are two key components to securing Bywater's financial health in this new, post-pandemic climate: diversifying our revenue/cost-sharing with a daytime revenue stream, and shedding some lingering debt from before and during the Covid era. In 2021-22, we saw major growth and identified our pain points - lack of space/storage being top of the list. Our daytime bakery business was a wonderful addition to the community and a solid business model; now is the time to give it space to grow, and simultaneously solve Bywater's space problem. The Bakeshop has only been "paused" as a revenue stream since fall 2022, so now is the time to re-launch without losing any momentum, and while our services and products are still fresh in our guests' minds.

What is your background? How did you get into the industry?

Katie got bitten by the local food bug while still an undergrad, working for Seven Stars Bakery at local farmer's markets and at the locally-sourced Venetian-inspired restaurant, Bacaro. After graduating (during the recession!) and moving Rhode Island's East Bay, she opened a gift shop with a strong culinary bent (cookbooks and pantry gifts), and moonlighted at Persimmon Restaurant as a server and bartender. It was so fun to engage with customers during the day in the food and gift retail space, and then at night to get to serve interesting wines, create cocktails, and learn the finer points of hospitality in fine dining.

What are the main challenges for this businesses?

The restaurant industry is an ancient trade, but operating a small business in the modern USA has unique challenges. How to pay people fairly and ensure their basic needs are met in a culture that values individualism, sees healthcare as a perk, not a right, and still practices tipping as a legitimate labor cost strategy? Figuring our way out of these challenges is incredibly motivating, but comes with hardship as we shoulder the high costs of labor, ethical/sustainable ingredients, and environmental stewardship.

Who is your biggest inspiration?

When I need to feel refreshed (or re-focused) in this business, I reach for the bookshelf: the honest and sensual biography of Alice Waters & Chez Panisse by Thomas McNamee; Animal, Vegetable, Miracle by Barbara Kingsolver; the poetry of Mary Oliver; the artwork and gentle guidance of Jacques Pepin; the knife-sharp essays of Anthony Bourdain. And of course, the seasonally driven word-feasts that are the books of Nigel Slater, who reminds me why I love food and serving it to others.

This is a preview. It will become public when you start accepting investment.
Check this space soon for updates, team bios, and more.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
The Bakeshop (cafe/retail): secure a lease, begin build out $25,000
Refinance lingering pandemic liabilities $25,000
The Bakeshop Team re-launch (hiring, training costs) $6,500
3 months of marketing & PR costs $3,500
3 month lease commercial baking facility $5,500
Retail inventory, exterior improvements, and signage $4,437
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,041,697	$1,222,947	$1,383,648	$1,545,548	$1,830,499
Cost of Goods Sold	$753,164	$877,591	$984,537	$1,104,387	$1,225,869
Gross Profit	$288,533	$345,356	$399,111	$441,161	$604,630

EXPENSES

Operating Expenses	$290,055	$335,497	$348,141	$364,855	$378,855
Operating Profit	$-1,522	$9,859	$50,970	$76,306	$225,775

This information is provided by Bywater & The Bakeshop. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
The Idea.pdf
Forcasted Revenue Table.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends April 21st, 2023
Summary of Terms
Legal Business Name 54 STATE STREET LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 1.3%-2.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None

Maturity Date June 30th, 2030
Financial Condition
Historical milestones

Bywater Restaurant has been operating since June 2015 and has since achieved the following milestones:

Opened location in downtown Warren, RI and surpassed our sales goal ($500k) by year 2.

2020-21 (Covid19 shutdown) revenue did not fall enough to qualify Bywater for restaurant-targeted relief funding from either federal or state government!

Post-pandemic dinner service revenue, fueled by the refreshed menu concept by chef Luke Mersfelder, exceeded pre-pandemic numbers by 20%

Historical financial performance is not necessarily predictive of future performance.

Other challenges

Bywater Restaurant has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Our small space is a logistical challenge that results in higher than industry-average overhead including labor and utilities. We do not yet own our location.

Cash flow in the winter months remains very tight, and we often begin the summer season with a few new debts to clear

We commit to doing the right thing by our community, which means we will always be a few percentage points under the usual profit restaurant margin by buying local produce and meats, sustainable seafood, composting our food waste, offering paid sick leave, and other worthwhile activities.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bywater & The Bakeshop's fundraising. However, Bywater & The Bakeshop may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bywater Restaurant to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bywater Restaurant operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bywater Restaurant competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bywater Restaurant's core business or the inability to compete successfully against the with other competitors could negatively affect Bywater Restaurant's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bywater Restaurant's management or vote on and/or influence any managerial decisions regarding Bywater Restaurant. Furthermore, if the founders or other key personnel of Bywater Restaurant were to leave Bywater Restaurant or become unable to work, Bywater Restaurant (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bywater Restaurant and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bywater Restaurant is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bywater Restaurant might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bywater Restaurant is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bywater Restaurant

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bywater Restaurant's financial performance or ability to continue to operate. In the event Bywater Restaurant ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bywater Restaurant nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bywater Restaurant will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bywater Restaurant is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bywater Restaurant will carry some insurance, Bywater Restaurant may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bywater Restaurant could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bywater Restaurant's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bywater Restaurant's management will coincide: you both want Bywater Restaurant to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bywater Restaurant to act conservative to make sure they are best equipped to repay the Note obligations, while Bywater Restaurant might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bywater Restaurant needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bywater Restaurant or management), which is responsible for monitoring Bywater Restaurant's compliance with the law. Bywater Restaurant will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bywater Restaurant is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bywater Restaurant fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bywater Restaurant, and the revenue of Bywater Restaurant can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bywater Restaurant to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Bywater Restaurant is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Bywater

Restaurant is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Changes in Economic Conditions Could Hurt Bywater & The Bakeshop

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bywater & The Bakeshop's financial performance or ability to continue to operate. In the event Bywater & The Bakeshop ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by Bywater & The Bakeshop. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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